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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ____ No  X

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                            Page
                                                                                            ----
Item 1.    Announcement of Cancellation of Certain Company Shares                            3

Item 2.    Announcement of Revised Dividend Forecast                                         3

Item 3.    Notice Regarding Transfer of Substitutional Portion of Employee Pension Fund
           Liabilities and Revised Forecast of Financial Results                             3

Signature                                                                                    4

Exhibit Index                                                                                5

Exhibit 1     Announcement of Cancellation of Certain Company Shares                         6

Exhibit 2     Announcement of Revised Dividend Forecast                                      8

Exhibit 3     Notice Regarding Transfer of Substitutional Portion of Employee Pension Fund
              Liabilities and Revised Forecast of Financial Results                         10

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         Item 1. ANNOUNCEMENT OF CANCELLATION OF CERTAIN COMPANY SHARES

         On February 24, 2004, we announced that our board of directors has resolved to cancel 2,600,000 Company shares. Attached as Exhibit 1 hereto is an English translation of this announcement.

         Item 2. ANNOUNCEMENT OF REVISED DIVIDEND FORECAST

         On February 24, 2004, we announced that our board of directors has resolved to revise the Company's dividend forecast for the fiscal year ending
March 31, 2004. Attached as Exhibit 2 hereto is an English translation of this announcement.

         Item 3. NOTICE REGARDING TRANSFER OF SUBSTITUTIONAL PORTION OF EMPLOYEE
                 PENSION FUND LIABILITIES AND REVISED FORECAST OF FINANCIAL
                 RESULTS

         On February 24, 2004, we announced that the Company has obtained approval from the Ministry of Health, Labor and Welfare to transfer to the government the substitutional portion of its employee pension fund liabilities under the Company's corporate pension plan. In light of the transfer and certain other factors, the Company also announced a revised forecast of financial results for the fiscal year ending March 31, 2004. Attached as Exhibit 3 hereto is an English translation of this announcement.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     WACOAL CORP.
                                     (Registrant)

                                     By:   /s/  Nobuhiro Matsuda
                                         ---------------------------------------
                                         Nobuhiro Matsuda
                                         Corporate Officer
                                         Director of Finance, Corporate Planning

Date: February 27, 2004

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                                  EXHIBIT INDEX

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
                                                                                         Page
                                                                                         ----
Exhibit 1    Announcement of Cancellation of Certain Company Shares                        6

Exhibit 2    Announcement of Revised Dividend Forecast                                     8

Exhibit 3    Notice Regarding Transfer of Substitutional Portion of Employee Pension
             Fund Liabilities and Revised Forecast of Financial Results                   10

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